Exhibit 4.9a

 0

LORUS THERAPEUTICS INC.

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT is made the 19 day of August, 2014

BETWEEN:

LORUS THERAPEUTICS INC.
(the "Corporation")

- and –

DR. WILLIAM G. RICE
(the "Executive")

RECITALS:

A. The Corporation is involved in the biopharmaceutical business specializing in the discovery, development and commercialization of pharmaceutical products and technologies.

B. The Corporation and Executive are parties to that certain Executive Employment Agreement dated October 25, 2013 ("Prior Agreement").

C. The Corporation wishes to continue to employ the Executive in the position of Chairman of the Board ("Chair"), President and Chief Executive Officer.

D. The Corporation and Executive desire to amend and restate the Prior Agreement on the terms and conditions set forth herein.

E. The Corporation and the Executive have agreed to enter into this Amended and Restated Executive Employment Agreement ("Agreement") in order to formalize in writing the terms and conditions reached between them governing the Executive's continued employment with the Corporation in his position as Chair, President and Chief Executive Officer.

NOW THEREFORE in consideration of the covenants in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties, the parties agree as follows:

1. **Definitions**

In this Agreement,

"Affiliate" means a corporation, partnership, limited liability company or any other entity which owns at least a majority of the outstanding shares of the Corporation or of which the Corporation owns at least a majority of the outstanding shares, equity or other ownership interests;

"Agreement" means this agreement and all schedules attached to this agreement, in each case as they may be amended or supplemented from time to time;

"Basic Salary" has the meaning set out in Section 4.1;

"Benefits" has the meaning set out in Section 4.2;

"Business Day" means any day, other than Saturday, Sunday, or a Corporation recognized holiday in the jurisdiction in which the recipient of a notice or other communication received in accordance with Section 12 is located;

"Change in Control" means the consummation of any of the following: (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is a party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), following such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction or series of transactions; (b) a sale, lease or other conveyance of all or substantially all of the assets of the Corporation; or (c) any liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily. Notwithstanding the foregoing, the Corporation and Executive agree that Change in Control does not include any reorganization, sale or plan of arrangement undertaken to move the domicile of the Corporation to the U.S., pursuant to which the Corporation will become a wholly-owned subsidiary of a Delaware corporation.

"Disability" means the Executive's inability to perform the essential functions of the position described in this Agreement, with or without reasonable accommodations, for a period of 180 consecutive calendar days, or for any period of 180 days (whether or not consecutive) in any consecutive 365-day period, due to a physical or mental disability. A determination of a Disability shall be made by a physician satisfactory to both the Executive and the Corporation; provided that if the Executive and the Corporation do not agree on a physician, the Executive and the Corporation shall each select a physician and these two together shall select a third physician, whose determination as to a Disability shall be binding on all parties. The Corporation shall administer this provision in compliance with all applicable federal and state laws;

"Employment Period" has the meaning set out in Section 2;

"Good Reason" means any one of the following conditions that occurs without the Executive's written consent: (i) a material reduction in the Executive's responsibilities and authority as President and Chief Executive Officer of the Corporation; (ii) a material reduction in the Executive's Basic Salary, other than in connection with an across-the-board decrease of base salaries applicable to all senior executives of the Corporation; or (iii) relocation of the Executive's principal place of employment to a place that increases the Executive's one-way commute from

the Executive's residence by at least fifty (50) miles as compared to the Executive's then-current principal place of employment immediately prior to such relocation. Notwithstanding the foregoing, in order to resign for Good Reason, the Executive must (1) provide the Corporation with written notice within sixty (60) days after the first occurrence of the event giving rise to Good Reason setting forth the basis for the resignation; (2) allow the Corporation at least thirty (30) days from receipt of such written notice to rescind or cure such event (the "Cure Period"); and (3) if such condition is not reasonably rescinded or cured within the Cure Period, the Executive's resignation from all positions he then holds with the Corporation (including any subsidiary or parent entities) must be effective not later than thirty (30) days after the expiration of the Cure Period and in any event not later than two (2) years following the first occurrence of the event giving rise to Good Reason;

"Just Cause" means: (i) theft, fraud, dishonesty or material misconduct by the Executive involving the property, business or affairs of the Corporation or the carrying out of the Executive's duties, which results in (or could result in) material harm to the Corporation; (ii) any material breach by the Executive of any term of this Agreement (other than a material breach of the Employee Proprietary Information and Inventions Agreement that Executive executed on or about October 25, 2013 ("Employee Proprietary Agreement")) that is capable of correction, after notice by the Corporation of the failure to do so and an opportunity for the Executive to correct the same within a reasonable time from the date of receipt of that notice and which material breach would constitute just cause for the termination of this Agreement and the Executive's employment hereunder; or (iii) any material breach of the Employee Proprietary Agreement;

"Person" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

"Share Option Plan" means the Corporation's Stock Option Plan as the same is in effect at any relevant time;

"Stock Option Agreement" means any agreement required to be executed and delivered pursuant to the Share Option Plan"; and

"Year of Employment" means any 12-month period commencing on October 25, 2013, the date of commencement of the Executive's employment under the Prior Agreement, or on any anniversary of that date.

2. Employment and Term

The Corporation will continue to employ the Executive, and the Executive will continue to serve the Corporation in the office set forth in Schedule "A", with effect from the date contained in Schedule "A", until the effective date that the Executive's employment is terminated in accordance with Section 7 hereof (the "Employment Period").

3. **Nature of Employment**

3.1. The Executive will continue to perform the duties of the office as outlined in Schedule "A".

3.2. During the Employment Period, the Executive will faithfully, honestly and diligently serve the Corporation. The Executive will (except in the case of illness, accident or vacation) devote all of the Executive's business time and attention to the Executive's employment and will use the Executive's best efforts to promote the interests of the Corporation. Notwithstanding the foregoing, the Executive may remain as Chairman of the Board of Cylene Pharmaceuticals, Inc. and, with the prior written consent of the Board of Directors of the Corporation (the "Board"), which consent will not be unreasonably withheld, serve on the board of directors of other corporations or accept part-time unpaid academic appointments, provided that any such board or academic appointment does not interfere with the performance of the Executive's obligations hereunder, and provides, in a manner satisfactory to the Board, for the adequate protection of any intellectual property arising out of or in connection with such appointment. Unless otherwise specified in Schedule "A", the Executive appreciates that the Executive's duties may involve travel from the Executive's place of employment (both within and outside the United States), and the Executive agrees to travel as reasonably required in order to fulfill the Executive's duties. The Executive will be reimbursed for the cost of any business visitor visas necessary for the performance of his duties while employed by the Corporation.

3.3. The Executive will comply with all rules, regulations and reasonable and legal instructions of the Corporation now in force, or that may be adopted from time to time, and communicated by the Corporation to its executives generally.

4. **Remuneration**

4.1. Basic Salary. The Corporation will pay to the Executive a gross annual salary (the "Basic Salary") as set out in Schedule "A". The Basic Salary will be payable in equal installments in accordance with the practices of the Corporation applicable to its other senior executives.

4.2. Benefits. The Executive will be eligible to participate in all Corporation benefit programs provided by the Corporation to its United States-based executive officers, once such benefit programs have been adopted and established in the United States. At this time, the Corporation anticipates such benefit programs will include: group health care coverage (including medical, dental and vision), life insurance, short term and long term disability coverage, accidental death and dismemberment, a 401(k) plan, and a non-qualified deferred compensation plan ("Deferred Compensation Plan"). Until the Corporation adopts and establishes a group health care coverage plan, the Corporation agrees to pay Executive a taxable monthly benefits allowance, as set out in Schedule "A."

4.3. Deferred Compensation Plan. The Corporation will make pre-ordinary income tax contributions to the Executive's Deferred Compensation Plan account as set out in Schedule "A".

4.4. Bonus Remuneration. The Executive will be entitled to receive bonus remuneration ("Bonus Remuneration") in respect of each Year of Employment during the Employment Period, or any part thereof, as the Board, in its good faith discretion, may authorize in accordance with the terms of any management incentive compensation plan of the Corporation in effect from time to time. The Executive's current Bonus Remuneration target is as set out in Schedule "A".

4.5. Initial Share Options. Pursuant to the Prior Agreement, the Executive was eligible to receive grants of options to acquire a total of 2,950,000 common shares of the Corporation (collectively, the "Options").

4.5.1. The Executive acknowledges that he received the first grant of Options (for 425,000 shares) from the Corporation, which were granted and became fully vested and exercisable on or about October 25, 2013 (the "First Grant").

4.5.2. The Executive acknowledges that he received the second grant of Options (for 845,000 shares) from the Corporation, with 781,633 shares granted on or about December 10, 2013 and 63,367 shares granted on January 29, 2014 (collectively, the "Second Grant"). The Second Grant is governed in all respects by the terms of the Corporation's Share Option Plan and the applicable Stock Option Agreement(s) provided to the Executive.

4.5.3 The Executive acknowledges that he received the third grant of Options (for 1,680,000 shares) from the Corporation, which were granted on or about April 10, 2014 (the "Third Grant"). The Third Grant is governed in all respects by the terms of the Corporation's Share Option Plan and the applicable Stock Option Agreement provided to the Executive.

4.6. Additional Share Options. The Executive acknowledges that he received an additional grant of options to purchase an aggregate number of the Company's common shares, such that, when added to the number of the Company's common shares underlying Executive's First Grant, Second Grant, and Third Grant, equaled five percent (5%) of the total number of outstanding common shares of the Company on a fully diluted basis (including outstanding options, warrants, convertible notes and deferred share units) immediately prior to such grant (the "Five Percent Grant"). The Five Percent Grant is governed in all respects by the terms of the Corporation's Share Option Plan and the applicable Stock Option Agreement.

4.7 Communication of Annual Objectives. Prior to the commencement of each Year of Employment throughout the Employment Period, the Lead Independent director of the Corporation, based on discussions with the full Board, will provide a written communication to the Executive setting out:

4.7.1. the corporate objectives as agreed to by the Executive and the Board relating to the employment of the Executive for the ensuing fiscal year of the Corporation;

4.7.2. the Basic Salary of the Executive during the ensuing fiscal year; and

4.7.3. the potential Bonus Remuneration to which the Executive may become entitled during the ensuing fiscal year and the basis of calculation thereof;

in each case as the same have been determined by the Compensation Committee of the Board and approved by the Board.

5. **Expenses**

5.1. Travel and Related Expenses. The Corporation will, upon presentation of expense statements or receipts and any other supporting documentation as the Corporation may reasonably require, pay or reimburse the Executive in accordance with the Corporation's expense policies for all travel and out-of-pocket expenses reasonably incurred or paid by the Executive in the performance of the Executive's duties and responsibilities.

5.2. Automobile. The Corporation will provide the Executive with an annual automobile allowance as set out in Schedule "A", such automobile allowance to be inclusive of all costs, including without limitation, the purchase or lease and maintenance of the Executive's automobile.

5.3 Tax Equalization. The Corporation will provide the Executive with tax equalization, if applicable, to account for any tax liabilities above US tax liabilities, resulting from the performance of the Executive's duties hereunder.

6. **Vacation**

Executive will be entitled during each Year of Employment during the Employment Period to accrue vacation time at the rate provided in Schedule "A". Vacation will be taken by the Executive at times reasonably acceptable to the Corporation having regard to its operations and will be in accordance with the Corporation's vacation policy.

7. **Termination of Employment**

7.1. The Corporation shall have the right to terminate the Executive's employment with or without Just Cause, at any time and without notice. The Executive shall have the right to resign for Good Reason by written notice of resignation delivered to the Board in accordance with the definition of "Good Reason." The Executive shall have the right to resign without Good Reason by providing at least sixty (60) days written notice of the resignation delivered to the Corporation (provided that after Executive has provided such notice to the Corporation, the Corporation may in its discretion shorten such notice period to a lesser duration and in such case the Corporation would only have to provide Executive with the compensation and benefits that had been earned as of the actual date of Executive's termination of employment). If the Executive resigns without Good Reason, he will continue to be paid until his 60-day notice period, or shorter period thereof, ends during the Employment Period. In light of the parties' understanding and mutual agreement that it is essential that the Corporation have an orderly transition period in the event of Executive's resignation without Good Reason, in such event, the Executive agrees to provide any transitional services reasonably requested by the Board during

such notice period (at the Corporation's sole cost and expense) and further agrees that the Corporation shall be entitled to obtain equitable relief to the extent needed to require Executive's specific performance during the notice period, provided that the Corporation waives any right to seek contractual damages or other monetary remedies that arise solely with respect to any resignation upon less than sixty (60) days written notice.

This Agreement and the Executive's employment hereunder will automatically terminate upon the Executive's death, without any further obligations on the part of the Corporation to the Executive or the Executive's estate, other than accrued and unpaid Basic Salary and accrued and unused vacation pay, and any other accrued benefit required to be paid by law, up to the date of the Executive's death.

7.2. Mitigation. In the event of termination of the Executive's employment and his execution and non-revocation of the Release and Waiver that entitles him to severance, the Executive shall have no obligation to find employment.

7.3. Resignation as Officer or Director. Upon termination of employment, the Executive shall be deemed to automatically resign each position that he then holds as an officer or director of the Corporation; provided that (and without limiting the foregoing), if requested by the Corporation, the Executive shall contemporaneously deliver a written notice of resignation to the Board, unless requested by the Board in writing to continue on in one of his positions with the Corporation.

7.4. Severance Benefits For Qualifying Termination Unrelated to a Change in Control. If: (i) the Executive's employment is terminated either: (A) by the Corporation without Just Cause (other than due to Executive's death or Disability), or (B) by the Executive for Good Reason (each a "Qualifying Termination"); and (ii) the Executive satisfies the Release Requirement, then the Executive will receive the following Severance Benefits:

7.4.1. Either (a) a lump sum cash payment equal to the Executive's annual Basic Salary at the time of employment termination (without giving effect to any reduction in Basic Salary that would give Executive the right to resign for Good Reason), less applicable deductions and withholdings, to be paid by the Corporation on the first payroll period following the Effective Date of the Release (the "Lump Sum Payment"); or (b) if the Corporation, in the good faith discretion of the Board, is unable to make the Lump Sum Payment at the time of employment termination due to a lack of sufficient operating funds, an amount equal to the Executive's annual Basic Salary (without giving effect to any reduction in Basic Salary that would give Executive the right to resign for Good Reason) to be paid in substantially equal installments on a monthly basis during the nine (9) month period following the employment termination date, less applicable deductions and withholdings (the "Monthly Installment Payments"); provided that, in each case, any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid in a single lump sum during the first payroll period following the Effective Date of the Release. Notwithstanding the foregoing, the Corporation may elect to make the Monthly Installment Payments in lieu of the Lump Sum Payment only if an exemption is available from application of Section 409A of the Code with respect to such payments so that such payment schedule will not result in adverse tax consequences to Executive under Section 409A of the

Internal Revenue Code of 1986, as amended (the "Code") and the regulations and other guidance thereunder and any state law of similar effect (collectively "Section 409A").

7.4.2. A lump sum cash payment in an amount equal to the average of the Bonus Remuneration the Executive received from the Corporation during the last three Years of Employment completed prior to the year of the employment termination, pro rated based on the number of days the Executive worked during the year of the employment termination divided by 365 (the "Bonus Payment"). The Bonus Payment, less applicable deductions and withholdings, will be paid on the first payroll period following the Effective Date of the Release.

7.4.3. If the Corporation has not previously established a group health plan that Executive has commenced to participate in prior to Executive's termination, the Corporation shall continue to pay the Executive a monthly payment of U.S.$2,000.00 (before deduction for income taxes and other required deductions), payable on the last Friday of each month, for a period of twelve (12) months following the date of termination, provided that any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid during the first payroll period that follows the Effective Date of the Release. If the Corporation has previously established a group health plan in which Executive participates prior to Executive's termination and Executive timely elects COBRA coverage following any Qualifying Termination, the Corporation will pay the Executive for the full amount of such COBRA premiums for himself and his covered dependents (on a monthly basis) for a period of up to twelve (12) months following the date of termination; *provided, that,* if and to the extent that any benefit described in this Section 7.4.3 is not or cannot be paid or provided under any Corporation plan or program without adverse tax consequences to the Corporation or for any other reason, as determined by the Corporation in its sole discretion, then the Corporation shall pay the Executive a fully taxable cash payment equal to the COBRA premium for that month, subject to applicable tax withholding premiums for a period of up to twelve (12) months following the date of termination; *provided, further, that* the COBRA payments or, if applicable, the monthly payment discussed above, shall terminate on the earliest to occur of (A) the close of the 12-month period following the termination of the Executive's employment; (B) the expiration of the Executive's (or Executive's dependents') eligibility for continuation coverage under COBRA; and (C) the date when the Executive becomes eligible for group health insurance coverage in connection with new employment or self-employment. If the Executive becomes eligible for coverage under another employer's group health plan or otherwise ceases to be eligible for COBRA coverage during the period provided in this Section 7.4.3, Executive must immediately provide written notice to the Corporation of such event, and the Corporation-provided COBRA payments, or if applicable, the monthly payments under this Section 7.4.3 shall immediately cease.

7.5. Severance Benefits For Qualifying Termination Related to a Change in Control. If: (i) the Executive's employment is terminated by way of a Qualifying Termination, in either case, within three (3) months immediately preceding or twelve (12) months immediately following the consummation of a Change in Control, and (ii) the Executive satisfies the Release Requirement, then, in lieu of (and not additional to) the Severance Benefits described in Section 7.4, the Executive will receive the following Change in Control Severance Benefits. For the avoidance of doubt: (A) in no event will the Executive be entitled to Severance Benefits under

Section 7.4 and this Section 7.5, and (B) if the Corporation has commenced providing Severance Benefits to the Executive under Section 7.4 prior to the date that the Executive becomes eligible to receive Change in Control Severance Benefits under this Section 7.5, the benefits previously provided to the Executive under Section 7.4 shall reduce the Change in Control Severance Benefits provided under this Section 7.5:

7.5.1. Either (a) a lump sum cash payment equal to eighteen (18) months of the Executive's annual Basic Salary at the time of employment termination (without giving effect to any reduction in Basic Salary that would give the Executive the right to resign for Good Reason), less applicable deductions and withholdings, to be paid by the Corporation on the first payroll period following the Effective Date of the Release (the "Lump Sum CIC Payment"); or (b) if the Corporation, in the good faith discretion of the Board, is unable to make the Lump Sum Payment at the time of employment termination due to a lack of sufficient operating funds, an amount equal to eighteen (18) months of the Executive's annual Basic Salary (without giving effect to any reduction in Basic Salary that would give Executive the right to resign for Good Reason) to be paid in substantially equal installments on a monthly basis during the nine (9) month period following the employment termination date, less applicable deductions and withholdings (the "Monthly CIC Installment Payments"); provided that, in each case, any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid in a single lump sum during the first payroll period following the Effective Date of the Release. Notwithstanding the foregoing, the Corporation may elect to make the Monthly CIC Installment Payments in lieu of the Lump Sum CIC Payment only if an exemption is available from application of Section 409A of the Code with respect to such payments so that such payment schedule will not result in adverse tax consequences to the Executive under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations and other guidance thereunder and any state law of similar effect (collectively "Section 409A").

7.5.2 A lump sum cash payment in an amount equal to 150% of the average of the Bonus Remuneration the Executive received from the Corporation during the last three Years of Employment completed prior to the year of the employment termination, pro rated based on the number of days the Executive worked during the year of the employment termination divided by 365 (the "Bonus Payment"). The Bonus Payment, less applicable deductions and withholdings, will be paid on the first payroll period following the Effective Date of the Release.

7.5.3 If the Corporation has not previously established a group health plan that Executive has commenced to participate in prior to Executive's termination, the Corporation shall continue to pay the Executive a monthly payment of U.S.$2,000.00 (before deduction for income taxes and other required deductions), payable on the last Friday of each month, for a period of twelve (12) months following the date of termination, provided that any payments scheduled to be made prior to the Effective Date of the Release shall instead accrue and be paid during the first payroll period that follows the Effective Date of the Release. If the Corporation has previously established a group health plan in which Executive participates prior to Executive's termination and Executive timely elects COBRA coverage following any Qualifying Termination, the Corporation will pay the Executive for the full amount of such COBRA premiums for himself and his covered dependents (on a monthly basis) for a period of up to twelve (12) months following

the date of termination; *provided, that,* if and to the extent that any benefit described in this Section 7.5.3 is not or cannot be paid or provided under any Corporation plan or program without adverse tax consequences to the Corporation or for any other reason, as determined by the Corporation in its sole discretion, then the Corporation shall pay the Executive a fully taxable cash payment equal to the COBRA premium for that month, subject to applicable tax withholding, for a period of up to twelve (12) months following the date of termination; *provided, further, that* the COBRA payments or, if applicable, the monthly payment discussed above, shall terminate on the earliest to occur of (A) the close of the 12-month period following the termination of the Executive's employment; (B) the expiration of the Executive's (or the Executive's dependents') eligibility for continuation coverage under COBRA; and (C) the date when the Executive becomes eligible for group health insurance coverage in connection with new employment or self-employment. If the Executive becomes eligible for coverage under another employer's group health plan or otherwise ceases to be eligible for COBRA coverage during the period provided in this Section 7.5.3, the Executive must immediately provide written notice to the Corporation of such event, and the Corporation-provided COBRA payments, or if applicable, the monthly payments under this Section 7.5.3 shall immediately cease.

7.5.4 Notwithstanding anything to the contrary set forth in the Corporation's Share Option Plan or form of award agreement, effective as of the Executive's employment termination date, the vesting and exercisability of all then outstanding unvested stock options, restricted shares or other equity awards then held by the Executive shall accelerate such that all shares become immediately vested and exercisable, if applicable, by the Executive upon such termination and shall remain exercisable, if applicable, following the Executive's termination as set forth in the applicable equity award documents.

7.6 Release Requirement. Notwithstanding the foregoing, to be eligible for any of the Severance Benefits or Change in Control Severance Benefits, on or within thirty (30) days following the termination of employment, the Executive must satisfy the requirement (the "Release Requirement") to return to the Corporation a signed and dated general release of all known and unknown claims in a form acceptable to the Corporation (the "Release and Waiver") and allow that Release and Waiver to become effective in accordance with its terms (such date, the "Effective Date of the Release"). No Severance Benefits or Change in Control Severance Benefits will be paid hereunder prior to the Effective Date of the Release. Accordingly, if the Executive breaches the preceding sentence and/or refuses to sign and deliver to the Corporation an executed Release and Waiver or signs and delivers to the Corporation the Release and Waiver but exercises his right, if any, under applicable law to revoke the Release and Waiver (or any portion thereof), then the Executive will not be entitled to any bonus, severance, or payment under this Agreement.

8. **IRS Code Section 409A**

Notwithstanding anything to the contrary herein, the following provisions apply to the extent benefits provided herein are subject to Section 409A. Severance Benefits or Change in Control Severance Benefits (as applicable) shall not commence until the Executive has a "separation from service" for purposes of Section 409A. Each installment of Severance Benefits

or Change in Control Severance Benefits (as applicable) is a separate "payment" for purposes of Treas. Reg. Section 1.409A-2(b)(2)(i), and the Severance Benefits or Change in Control Severance Benefits (as applicable) are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), and 1.409A-1(b)(9). However, if such exemptions are not available and the Executive is, upon separation from service, a "specified employee" for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences to the Executive under Section 409A, the timing of the Severance Benefits or Change in Control Severance Benefits (as applicable) payments shall be delayed until the earlier of (i) six (6) months and one day after the separation from service, or (ii) the date of the Executive's death. If the Corporation determines that any Severance Benefits or Change in Control Severance Benefits (as applicable) provided under this Agreement constitutes "deferred compensation" under Section 409A, for purposes of determining the schedule for payment of the Severance Benefits or Change in Control Severance Benefits (as applicable), the Effective Date of the Release will not be deemed to have occurred any earlier than the sixtieth (60th) date following the Separation From Service, regardless of when the Release actually becomes effective. The Severance Benefits or Change in Control Severance Benefits (as applicable) are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly.

9. **Parachute Payment**

9.1 If any payment or benefit the Executive will or may receive from the Corporation or otherwise (a "280G Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then any such 280G Payment provided pursuant to this Agreement (a "Payment") shall be equal to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in the Executive's receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the "Reduction Method") that results in the greatest economic benefit for the Executive. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the "Pro Rata Reduction Method").

9.2 Notwithstanding any provision of Section 9.1 to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows:

(A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for the Executive as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (*e.g.*, being terminated without Just Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are "deferred compensation" within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

9.3 Unless the Executive and the Corporation agree on an alternative accounting firm or law firm, the accounting firm engaged by the Corporation for general tax compliance purposes as of the day prior to the effective date of the Change in Control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Corporation is serving as accountant or auditor for the individual, entity or group effecting the Change in Control transaction, the Corporation shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section 9. The Corporation shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Corporation shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to the Executive and the Corporation within fifteen (15) calendar days after the date on which the Executive's right to a 280G Payment becomes reasonably likely to occur (if requested at that time by the Executive or the Corporation) or such other time as requested by the Executive or the Corporation.

9.4 If the Executive receives a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 9.1 and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, the Executive agrees to promptly return to the Corporation a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 9.1) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 9.1, the Executive shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

10. **No Conflicting Obligations**

10.1. The Executive warrants to the Corporation that:

10.1.1. the performance of the Executive's duties as an employee of the Corporation will not breach any agreement or other obligation to keep confidential the proprietary information of any third party; and

10.1.2. the Executive is not bound by any agreement with or obligation to any third party that conflicts with the Executive's obligations as an employee of the Corporation or that may affect the Corporation's interest in the Inventions (as defined in the Employee Proprietary Agreement.

10.2. The Executive will not, in the performance of the Executive's duties as an employee of the Corporation:

10.2.1. improperly bring to the Corporation or use any trade secrets, confidential information or other proprietary information of any third party; or

10.2.2. knowingly infringe the intellectual property rights of any third party.

11. **Proprietary Information and Assignment of Inventions Agreement**

The Executive acknowledges that he executed, and will continue to abide by, the Employee Proprietary Agreement.

12. **Notices**

Any notice or other communication required or permitted to be given hereunder must be in writing, and must be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided, except that any notice of termination by the Corporation under Section 7 above must be hand-delivered or given by registered mail. Any notice or other communication, if mailed by registered mail, will be deemed to have been received on the day that mail is delivered by the post office, or if sent by facsimile, will be deemed to have been received on the Business Day following the confirmed sending, or if delivered by hand to the Executive will be deemed to have been received at the time it is delivered to the Executive or, if delivered to the Executive or the Corporation at the applicable address noted in Schedule "A", when it is delivered either to the individual designated in Schedule "A" or to an individual at that address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. Notices and other communications must be addressed as set out in Schedule "A".

13. **Headings**

The inclusion of headings in this Agreement is for convenience of reference only and is not to affect construction or interpretation.

14. **Invalidity of Provisions**

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision.

15. **Entire Agreement**

This Agreement, the Employee Proprietary Agreement , and the attached Schedule "A," constitute the entire agreement between the parties pertaining to the subject matter of this Agreement. This Agreement supersedes and replaces all prior agreements, including but not limited to the Prior Agreement, written or oral, with respect to the Executive's employment by the Corporation. There are no warranties, representations or agreements between the parties in

connection with the subject matter of this Agreement except as specifically set forth or referred to in this Agreement. No reliance is placed on any representation, opinion, advice or assertion of fact made by the Corporation, or its directors, officers and agents (for each of whom the Corporation contracts as trustee) to the Executive, except to the extent that the same has been reduced to writing and included as a term of this Agreement. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any representation, opinion, advice or assertion of fact, except to the extent aforesaid.

16. **Waiver, Amendment**

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the Corporation and the Executive. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

17. **Binding Effect; Assignment**

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. The Executive may not assign his rights or delegate his obligations under this Agreement, and any attempt at an assignment or delegation shall be void and of no effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, successors and permitted assigns.

18. **Affiliates**

To the extent that the Executive performs services for Affiliates of the Corporation, his rights and obligations hereunder with respect to the Corporation also shall be deemed to include and be binding upon such Affiliates.

19. **Governing Law**

This Agreement and the Executive's employment hereunder will be governed by and construed in accordance with the laws of the State of California.

20. **Arbitration**

20.1. All disputes, controversies or differences between the parties hereto which are not settled by common accord shall be conclusively settled by arbitration before one arbitrator in San Diego, California, in accordance only with the then-current American Arbitration Association Employment Rules, and judgment and the award rendered by the arbitrator may be entered in any court or tribunal of competent jurisdiction. In any arbitration proceeding conducted pursuant to this section, both parties shall have the right to discovery, to call witnesses and to cross-examine the other party's witnesses (either through legal counsel, expert witnesses, or both). All decisions of the arbitrator shall be final, conclusive and binding upon the parties. The arbitrator shall issue

a written decision, including the essential findings and conclusions on which the award is based, and all decisions of the arbitrator shall not be subject to judicial review.

20.2. The Corporation shall bear the fees and costs of the arbitrator and the arbitration specific costs and each party shall bear their own costs and expenses (including attorneys' fees and expenses) incurred in connection with the arbitration; provided, in the event of such arbitration or any litigation between the Executive and the Corporation in aid of arbitration or to enforce an award or in respect of a matter that is not subject to arbitration pursuant to this Agreement, the prevailing party shall be entitled to attorneys' fees and costs pursuant to applicable law and, if a party to this Agreement hereafter pursues any dispute by any method other than as set forth herein, the responding party shall be entitled to recover from the initiating party all damages, costs, expenses and attorneys' fees incurred as a result of defending such action.

20.3. The agreement to arbitrate provided by this section specifically includes, but is not limited to: any claims arising out of or relating to the Executive's employment with the Corporation or the terms and conditions or the termination thereof; any claims arising out of or relating to this Agreement or any other agreement to which the Executive and the Corporation are parties and that arises out of or relates in any way to the Executive's employment with the Corporation or the terms and conditions or the termination thereof; any claim that this Agreement or any such other agreement is invalid, unenforceable, void, voidable or is or may be rescinded, revoked or terminated and any claim arising out of or relating in any way to any action or omission of any kind whatsoever in the course of or connected in any way with any relations between the Corporation and the Executive, including, by way of example and not limitation, the following types of claims: wage or overtime claims, wrongful or constructive discharge claims, discrimination claims (including sex, age, race, religion, national origin), harassment claims of any kind and claims for denial of benefits. BY AGREEING TO ARBITRATION HEREUNDER, BOTH THE EXECUTIVE AND THE CORPORATION UNDERSTAND THEY ARE AGREEING TO HAVE ANY DISPUTE RELATING TO THIS AGREEMENT OR THE BREACH OR TERMINATION THEREOF DECIDED BY A NEUTRAL ARBITRATOR AND AS TO THOSE DISPUTES DECIDED BY THE NEUTRAL ARBITRATOR, THE EXECUTIVE AND THE CORPORATION ARE GIVING UP THEIR RIGHT TO A JURY OR COURT TRIAL.

20.4. Notwithstanding the foregoing provisions of this section, either the Executive or the Corporation, in a court of competent jurisdiction, may seek to obtain preliminary injunctive and/or other equitable relief in support of claims to be prosecuted in an arbitration to the extent allowed by the California Arbitration Act by filing an action in court in accordance with California Code of Civil Procedure Section 1281.8.

21. **Counterparts**

This Agreement may be signed in counterparts. Each counterpart will constitute an original document and all counterparts, taken together, will constitute one and the same instrument. Executed counterparts may be delivered by telecopier or other electronic delivery.

22. **<u>Acknowledgement</u>**

The Executive acknowledges that:

(i) the Executive has received a copy of this Agreement;

(ii) the Executive has had sufficient time to review and consider this Agreement thoroughly;

(iii) the Executive has read and understands the terms of this Agreement and the Executive's obligations under this Agreement;

(iv) the Executive has been given an opportunity to obtain independent legal advice, or other advice as the Executive may desire, concerning the interpretation and effect of this Agreement, and by signing this Agreement the Executive has either obtained advice or voluntarily waived the Executive's opportunity to receive same; and

(v) this Agreement is entered into voluntarily by the Executive.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS AGREEMENT UNDER THEIR RESPECTIVE SEALS.

LORUS THERAPEUTICS INC.

Date: 19 AUGUST 2014

By: ______________________ c/s

Name: DENIS BURGER

Title: LEAD DIRECTOR

I agree and accept employment on these terms.

WITNESS:

____
Signature of Witness

AVANISH VELLANKI
Witness Name (Please Print)

______________________ l/s
DR. WILLIAM G. RICE

SCHEDULE "A"

AMENDED AND RESTATED EXECUTIVE EMPLOYMENT AGREEMENT

This schedule is attached to and forms an essential part of the Amended and Restated Executive Employment Agreement (the "Agreement") between Lorus Therapeutics Inc. (the "Corporation") and Dr. William G. Rice (the "Executive").

1. The Executive's employment with the Corporation commenced on October 25, 2013 (the "Effective Date").

2. The offices to be held by the Executive in the Corporation will continue to be Chair, President and Chief Executive Officer. The Corporation may, at any time, and subject to the Executive's rights under the Agreement, assign the Executive to perform other functions (with the Corporation and/or any of its Affiliates) that are consistent with the Executive's skill and experience and the position of Chair, President and Chief Executive Officer.

3. In accordance with Section 3.1 of the Agreement, the undersigned has agreed to perform the duties of the office of Chair, President and Chief Executive Officer in accordance with paragraph 2 of this Schedule "A" and as set out in the job description attached as Appendix 1 to this Schedule "A", as amended from time to time by the Corporation with the prior written consent of the Executive.

4. In accordance with Section 4.1 of the Agreement, the Executive was initially entitled to a Basic Salary of U.S. $380,000.00 per year (before deduction for income taxes and other required deductions), which Basic Salary increased to U.S. $480,000.00 per year effective as of the closing of the PIPE (as defined in the Agreement). Thereafter, the Corporation will review the Executive's Basic Salary annually, with a view to considering increases which the Board, upon advice of the Compensation Committee, deems to be appropriate and in the best interests of the Corporation.

5. In accordance with Section 4.2 of the Agreement, the Executive will be entitled to a monthly payment of U.S. $2,000.00 (before deduction for income taxes and other required deductions), payable on the last Friday of each month, until such time that the Corporation adopts and establishes a group health care coverage plan and the Executive commences participation in such plan.

6. In accordance with Section 4.3 of the Agreement, the Corporation shall contribute an amount equal to 3% of the Executive's Basic Salary annually to the Executive's Deferred Compensation Plan account, with such contributions made on a pre-ordinary income tax basis and in manner that complies with the requirements of Section 409A of the U.S. Internal Revenue Code.

7. In accordance with and subject to Section 4.4 of the Agreement and any management incentive compensation plan, the Executive shall be entitled to receive annual Bonus

Remuneration of up to 45% of his then current Basic Salary (as determined as of the last day of the applicable performance period for which the Bonus Remuneration was earned); provided that upon the closing of the PIPE, the Compensation Committee of the Corporation will evaluate in good faith the Executive's eligibility for an immediate payment of a pro rata portion of the Bonus Remuneration for the applicable performance period. Any Bonus Remuneration will be paid to the Executive no later than the later of: (i) the fifteenth (15th) day of the third (3rd) month following the close of the Corporation's fiscal year in which such Bonus Remuneration is earned or (ii) March 15 following the calendar year in which such Bonus Remuneration is earned.

8. In accordance with Section 5.2 of the Agreement, the Executive will be provided with an annual automobile allowance of U.S. $14,400.00 (before deduction for income taxes and other required deductions) payable in equal monthly installments on the last Friday of each month.

9. In accordance with Section 6, the Executive will continue to accrue twenty-five (25) days of paid vacation annually, to be adjusted to reflect periods of employment of less than a full calendar year (which, if not fully used, may be carried over from year to year, up to a reasonable cap as set forth by the Corporation).

10. In accordance with Section 12, any notice or communication to be given or made must be addressed as follows:

if to the Executive
Attention: Dr. William G. Rice
13601 Nogales Drive
Del Mar, CA 92014

if to the Corporation:
Lorus Therapeutics Inc.
2 Meridien Road
Toronto, ON
Attention: Lead Independent Director

with copies to:

Cooley LLP
Attention: Julie M. Robinson, Esq.
4401 Eastgate Mall
San Diego, CA 92121
Email: robinsonjm@cooley.com
Telephone: 858-550-6092
Facsimile: 858-550-6420

APPENDIX 1

Job Description

Dr. William G. Rice

Dr. William G. Rice ("Rice") will continue to be the Chair, President and Chief Executive Officer of the Corporation.

As Chair, President and Chief Executive Officer, Rice will provide leadership, strategic vision, direction and effective operational execution within budget to the Corporation and its executives and employees.

Rice will be responsible for developing, implementing, executing and achieving the Corporation's strategic plans and for ensuring that the Corporation's strategic plans and objectives are effectively communicated, both internally to the board of directors, executives and employees, and externally to the bio-technology and investment communities, including shareholders and potential investors. Rice will also be responsible for securing strategic alliances with other credible biotechnology and pharmaceutical companies, for raising financing as required and for ensuring that the Corporation is able to attract, motivate and retain superior executives and employees.

Rice will report to the Board of Directors of the Corporation and will be a member of the Board of Directors of the Corporation.

In addition to the foregoing, Rice shall have such further responsibilities consistent with the position of Chair, President and Chief Executive Officer as shall be assigned to Rice by the Board of Directors of the Corporation from time to time.